Mail Stop 4561

March 24, 2009

By U.S. Mail and Facsimile to (847) 653-0080

Jill E. York
Vice President and Chief Financial Officer
MB Financial, Inc.
800 West Madison Street
Chicago, Illinois 60607

      Re: **MB Financial, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                File No. 000-24566-01

Dear Ms. York:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008:

Item 6. Selected Financial Data, page 24

1.   We note your non-GAAP ratio of cash flow to tangible equity. On pages 24-25 you identify this measure as a performance measure. However, your reconciliation on page 27 indicates that you are adjusting for intangible amortization. Refer to Questions 8 and 15 under Frequently Asked Questions

Regarding the Use of Non-GAAP Financial Measures which is available on our website. Such guidance indicates that it is inappropriate to exclude recurring charges from performance measures. Further, it is not clear why management believe this measure is useful to investors. Therefore, please revise your future filings to eliminate this measure.

Allowance for Loan Losses, page 39

2.   We note your disclosure on page 91 that you estimate collateral values for fair value disclosure purposes based on customized discounting criteria. In future filings, please clearly identify the extent to which you use this methodology for computing your recorded allowance for loan losses. Please revise your future filings to disclose the specific discounting criteria you utilize, and clarify how often you obtain an independent appraisal in lieu of your internal model. Please discuss how you consider potential inaccuracies in this valuation methodology in your qualitative adjustment factors.

3.   We note your disclosure on page 28 that the increase in your loan loss provision from 2007 to 2008 was primarily due to increases in non-performing loans and potential problem loans. Considering that a significant portion of your loan loss provision was recorded during the fourth quarter of 2008 and you experienced a steady increase in non-performing loans over each quarter during 2008, please revise your future filings to disclose the specific events that occurred that caused your provision expense to increase so significantly during the fourth quarter of 2008.

4.   Please revise to clarify your reasons for utilizing loss migration factors provided by Moody's Corporation for your lease loans when it appears that you have had this portfolio for a number of years. Please cite the applicable regulatory or GAAP guidance you relied on in determining that your own loss history did not provide statistically reliable data.

5.   You also disclose on page 41 that the increase in your provision for loan losses was primarily due to the migration of the performing loans from lower risk rating to higher risk rating during 2008. Please revise your future filings to more clearly describe the reasons behind this migration during the year and to identify the nature and category of the performing loans in question. Discuss the trends experienced that led you to assign a higher risk rating to these performing loans.

Liquidity, page 46

6.	Considering your increasing reliance on brokered deposits, please revise your future filings to expand your discussion of alternative funding sources available to you in the event that you are unable to retain these deposits.

Consolidated Financial Statements
Note 1. Significant Accounting Policies
Goodwill, page 66

7.	Please revise your future filings disclose what levels you consider to be your reporting units for the purposes of goodwill impairment, and disclose how you concluded that goodwill was not impaired for each reporting unit.

Note 5. Investment Securities, page 73

8.	We note your disclosure that you believe your investment in FHLB Chicago stock is not other than temporarily impaired as of December 31, 2008, and your discussion of the various positive factors considered when making this determination. In order to provide more transparent and balanced disclosure, please revise your future filings to disclose how you considered any potential negative factors in making this conclusion as well. For example, please discuss how you considered the fact that the FHLB Chicago is subject to a regulatory order that generally requires approval prior to redeeming or paying dividends on common stock, the fact that they have had a significant amount of losses prior to September 30, 2008, and that they had cumulative losses during the first nine months of 2008.

Note 16. Income Taxes, page 85

9.	You state here that you have reduced your valuation allowance related to your deferred tax assets due to a change in tax law that caused you to conclude that these assets will be utilized in future periods. You also disclose that certain of your state net operating loss carryforwards begin to expire in 2009. Considering your net loss in the current period, please tell us how you concluded that a valuation allowance was no longer necessary.

10.	Please revise your future filings to disclose the specific reasons why you recorded such a large state tax benefit in 2008. Further, it appears that you recorded this benefit during the fourth quarter of 2008. Please clarify what specific events occurred in the fourth quarter that contributed to the recognition of such a significant state tax benefit.

11.   Please tell us the nature of the additions to your deferred tax assets related to state operating loss carryforwards. Clarify if the additions relate solely to the loss you reported in the current year, or if there were other events or circumstances that caused you to increase the amount of this asset.

12.   We note that you increased your tax contingency reserves concurrently with your reduction of your valuation allowance. Please clarify to us the nature of this adjustment and tell us the specific events that led to your conclusion that an increase in your tax contingency reserves was necessary.

<u>Item 13. Certain Relationships, Related Transactions and Director Independence</u>

13.   In future filings please revise the disclosure regarding loans to officers and directors to include the correct representations from Instruction 4.c to Item 404(a) of Regulation S-K. Specifically we note the words, "persons not related to the lender."

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jill E. York
MB Financial, Inc.
March 24, 2009
Page 5

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have any questions regarding accounting-related comments. For all other questions, contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or me at (202) 551-3698.

Sincerely,

Mark Webb
Legal Branch Chief